Exhibit 23.2

To the Board of Directors and Stockholders of

Western Acquisition Ventures Corp.

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated May 13, 2024 to the Registration Statement on Form S-4 Amendment No. 6 (File No. 333-269724), relating to the audit of the consolidated balance sheets of Cycurion, Inc. and its subsidiaries (collectively the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, mezzanine equity and stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

San Mateo, California	WWC, P.C.
December 31, 2024	Certified Public Accountants
PCAOB ID: 1171